October 2, 2014

Securities and Exchange Commission

Office of Applications and Report Services

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of

Allianz Funds (File No. 811-06161)

Allianz Funds Multi-Strategy Trust (File No. 811-22167)

AllianzGI Institutional Multi-Series Trust (File No. 811-22975)

AllianzGI Convertible & Income Fund (File No. 811-21284)

AllianzGI Convertible & Income Fund II (File No. 811-21338)

AllianzGI NFJ Dividend, Interest & Premium Strategy Fund (File No. 811-21417)

AllianzGI Equity & Convertible Income Fund (File No. 811-21989)

Premier Multi-Series VIT (File No. 811-22712)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered management investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, is the following documentation:

(i)	A copy of the Fidelity Bond Binder (the “Bond”), effective July 1, 2014, issued by National Union Fire Insurance Company of Pittsburgh, PA, the primary policy for $25 million; First Excess Layer issued by Great American Insurance Company for $25 million; and Second Excess Layer issued by Berkley Regional Insurance Company for $17.5 million, is attached under Exhibit 1;

(ii)	A copy of the executed joint Fidelity Bond Agreement among the joint insureds in accordance with Rule 17g-1(f) is attached under Exhibit 2;

(iii)	A copy of the resolutions of a majority of Trustees/Directors of each Board who are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached under Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond, which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached under Exhibit 4.

Premiums for the Bond have been paid from July 1, 2014 through the period ending July 1, 2015.

If there are any questions regarding this filing, please contact the undersigned at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo
Secretary and Chief Legal Officer

Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

212.739.3000